Exhibit (a)(7)

August 31, 2011
Dear Stockholder:

On behalf of the Board of Directors of The Bureau of National Affairs, Inc. (“BNA”), I am pleased to inform you that on August 24, 2011, BNA agreed to be acquired by Bloomberg Inc. (“Bloomberg”) pursuant to the terms of an Agreement and Plan of Merger (the “Merger Agreement”) by and among BNA, Bloomberg and Brass Acquisition Corp., a wholly-owned subsidiary of Bloomberg. Pursuant to that Agreement, Brass Acquisition Corp. has today commenced a tender offer to purchase all outstanding Class A, Class B and Class C shares of common stock of BNA at a price of $39.50 per share, net to the seller in cash, without interest and subject to any applicable withholding taxes.

Accompanying this letter is (i) BNA’s Solicitation/Recommendation Statement on Schedule 14D-9, (ii) Brass Acquisition Corp.’s Offer to Purchase, dated August 31, 2011, which sets forth the terms and conditions of the tender offer, and (iii) a Letter of Transmittal containing instructions as to how to tender your shares into the tender offer. We urge you to read the enclosed materials carefully. The tender offer will expire at 12:00 midnight, New York City time, on Wednesday, September 28, 2011, unless extended in accordance with the Merger Agreement.

The tender offer is conditioned upon, among other things, a majority of BNA’s outstanding Class A shares, on a fully-diluted basis, being validly tendered and not properly withdrawn prior to the expiration of the tender offer. Following completion of the tender offer, BNA will merge with Brass Acquisition Corp., with BNA surviving the merger as a direct wholly-owned subsidiary of Bloomberg. In the merger, all non-tendered shares of Class A, Class B and Class C common stock of BNA will be (subject to certain exceptions described in the enclosed information) converted into the right to receive the same $39.50 per share cash payment, without interest, paid in the tender offer.

The Board of Directors of BNA has unanimously (1) determined that the merger agreement is advisable, (2) determined that the merger agreement and the transactions contemplated by the merger agreement, including the offer and the merger, taken together, are at a price and on terms that are fair to and in the best interests of BNA and its stockholders, and (3) approved the merger agreement and the transactions contemplated by the merger agreement, including the offer and the merger. Accordingly, the Board of Directors of BNA unanimously recommends that BNA stockholders accept the tender offer and tender their shares pursuant to the tender offer and, if required by Delaware law, that the BNA Class A stockholders adopt the merger agreement.

The solicitation/recommendation statement contains additional information relating to the tender offer and the merger, including a description of the reasons for the BNA Board of Directors’ recommendation described above. We urge you to read the enclosed information and consider it carefully before tendering your shares.

On behalf of the Board of Directors, we thank you for your support.

Very truly yours,

Paul N. Wojcik
Chairman and Chief Executive Officer